Exhibit 10.4

Amendment to Employment Agreement between
Slavie Federal Savings Bank and Sophie T. Wittelsberger

In January 2006, the compensation committee of the board of directors increased Mrs. Wittelsberger’s annual compensation, effective January 1, 2006, to $69,000 per year. In January 2006, the compensation committee of the board of directors also determined that Mrs. Wittelsberger was entitled to a bonus of $5,280 for service during 2005.